08000299

SEC Mail Processing Section

JAN 14 2008

Washington, DC 103

AM:SJV:2008

ADITYA BIRLA GROUP

January 4, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

SUPPL

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub : Amalgamation of Indian Aluminium Company, Limited with Hindalco Industries Limited - Court Convened Meeting held on Monday, the 12th November, 2007, at Mumbai.

Please refer to our letter vide which we have submitted the copy of Report of the Scrutineers to Shri A. K. Agarwala, Chairman of the Court convened Meeting of the Equity Shareholders held on Monday, November 12, 2007 at 11.30 A.M. at Ravindra Natya Mandir, Prabhadevi, Mumbai 400 025.

Please note that the Chairman's Report with regard to proceedings at the Meeting has been filed in the Hon'ble High court of Mumbai. A copy of the Chaiman's Report is enclosed for your information and records.

Thanking you,

PROCESSED
JAN 28 2008
THOMSON FINANCIAL

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
ASST.VICE PRESIDENT & COMPANY SECRETARY

Encl : as above

Dlw 1/22

IN THE HIGH COURT OF JUDICATURE AT BOMBAY

ORDINARY ORIGINAL CIVIL JURISDICTION

COMPANY APPLICATION NO. 1061 OF 2007

In the matter of the Companies Act, 1956;

And

In the matter of Sections 391 to 394 of the Companies Act, 1956;

And

In the matter of Hindalco Industries Limited, a company incorporated under the Companies Act, 1956 and having its Registered office at Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 030, Maharashtra;

And

In the matter of Scheme of Amalgamation of Indian Aluminium Company, Limited with Hindalco Industries Limited.

Hindalco Industries Limited, a company incorporated under the Companies Act, 1956 and having its Registered office at Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 030, Maharashtra.) .... Applicant Company.

2

AFFIDAVIT

I, Askaran Agarwala of Mumbai, Indian Inhabitant, residing at "Haveli", Flat No. 3, L. D. Ruparel Marg, Mumbai - 400 006 do hereby solemnly affirm and state as under:

I say that I have seen the accompanying Report of the Meeting of the Equity Shareholders of the Applicant Company held on Monday, the 12th day of November, 2007, at 11.30 a.m. (11.30 hours) at Ravindra Natya Mandir, Prabhadevi, Mumbai-400 025 and the contents of the said Report are true to my knowledge and nothing material has been concealed therefrom.

Solemnly affirmed at Mumbai,)
this 16th day of November, 2007.)

Before me,

16/11/07

Associate
High Court, Bombay

M/s. Manilal Kher Ambalal & Co.,
Advocates for the Applicant Company

16/11/07

H
co
Co
Re
Fl
M

IN THE HIGH COURT OF JUDICATURE AT BOMBAY

ORDINARY ORIGINAL CIVIL JURISDICTION

COMPANY APPLICATION NO. 1061 OF 2007.

In the matter of the Companies Act, 1956;

And

In the matter of Sections 391 to 394 of the Companies Act, 1956;

And

In the matter of Hindalco Industries Limited, a company incorporated under the Companies Act, 1956 and having its Registered office at Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 030, Maharashtra;

And

In the matter of Scheme of Amalgamation of Indian Aluminium Company, Limited with Hindalco Industries Limited.

Hindalco Industries Limited, a company incorporated under the Companies Act, 1956 and having its Registered office at Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 030, Maharashtra.) .... Applicant Company

CHAIRMAN'S REPORT

I, Askaran Agarwala, the person appointed by this Hon'ble Court to act as the Chairman of the meeting of the Equity Shareholders of the Applicant Company who were summoned by notices dated 9th day of October, 2007 served individually upon them as per order of this Hon'ble Court dated 5th October, 2007 and vide advertisements that appeared in "Indian Express", "Free Press Journal" and Marathi translation thereof in "Loksatta" on 16th day of October, 2007 in regard to the said meeting held on Monday, the 12th day of November, 2007, at 11.30 a.m. (11.30 hours) at Ravindra Natya Mandir, Prabhadevi, Mumbai-400 025, do hereby report to this Hon'ble Court as follows:

1. The meeting of the Equity Shareholders of the Applicant Company was convened and held at 11.30 a.m. (11.30 hours) and was attended either personally or by Proxy or through Authorised Representative by 729 Equity Shareholders of the Applicant Company.

2. The arrangement as embodied in the Scheme of Amalgamation of Indian Aluminium Company, Limited with Hindalco Industries Limited, the Applicant Company, was taken as read with the permission of the Chairman of the meeting. After inviting debate thereon, the question submitted to the said meeting was whether the Equity Shareholders of the Applicant Company approved the arrangement embodied in the Scheme of Amalgamation. The question was submitted in the form of resolution moved, reading as under:-

"RESOLVED THAT the arrangement as embodied in the Scheme of Amalgamation of Indian Aluminium Company, Limited with Hindalco Industries Limited, pursuant to Sections 391 to 394 and other applicable provisions, if any, of the Companies Act, 1956 (including any amendment to or re-enactment thereof) and as placed before this meeting and initialed by the Chairman of the Meeting for the purpose of identification be and is hereby approved";

RESOLVED FURTHER THAT the Board of Directors of the Company which includes any committee thereof, or any person authorised in that behalf by the Board of Directors, (Delegates) be and are hereby authorised to do all such acts, deeds, matters and things as are considered requisite or necessary to effectively implement the arrangement embodied in the Scheme of Amalgamation and to make or accept such modifications or amendments or additions to the Scheme of Amalgamation or consent to any conditions or limitations which the Board of Directors of the Transferor Company, or the Applicant Company may deem fit, to accept such modification and/or conditions, if any, which may be required and/or imposed by the Hon'ble High Court of Judicature at Bombay or the Hon'ble High Court of Judicature at Calcutta and/or by any other authority, while sanctioning the arrangement embodied in the Scheme of Amalgamation and to execute all acts, instruments, deeds, matters an things necessary, or review the position relating to the satisfaction of the conditions of the Scheme of Amalgamation and if

necessary, to waive any of those (to the extent permissible by law) for bringing the Scheme of Amalgamation into effect."

3. Thereupon the aforesaid Resolution on the proposed Scheme was put to vote by poll. Out of 729 Equity Shareholders, 383 Equity Shareholders of the Applicant Company holding 418579170 Equity Shares voted on the Scheme. 374 Equity Shareholders holding 418573144 Equity Shares representing 418573144 in numbers of Equity Share and Rs. 41,85,73,144 in the value of the Equity Shares, present and voting in the manner specified above, voted in favour of the Scheme. 374 Equity Shareholders who voted in favour of the Scheme had exercised their votes using 374 poll papers. 1 Equity Shareholder holding 5865 Equity Shares representing 5865 in number of Equity Share and Rs. 5865 in the value of the Equity Shares, present and voting in the manner specified above, voted against the Scheme. 1 Equity Shareholder who voted against the Scheme had exercised his vote using 1 poll paper. 161 votes were declared as invalid for which 8 Poll Papers were used by 8 Equity Shareholders. Scrutineers Report dated 13th November, 2007 and the result of the poll is attached as **Exhibit-A** hereto. Also attached herewith as **Exhibit-B** is a copy of the Scheme initialed by the Chairman of the Meeting.

4. As the Chairman of the aforesaid meeting of the Equity Shareholders of the Applicant Company, I crave leave to refer to Proxy / Authorisation Registers, Attendance Slips, Poll Papers, Scrutineers Report, Scrutineers working papers and the minutes of the said meeting, if necessary, or required by this Hon'ble Court.

The requisite majority of the Equity Shareholders of the Applicant Company have approved and agreed to the Scheme.

Dated this 16th day of November, 2007.

[signature]

Chairman appointed for the said meeting

EXHIBIT-'A' 16.11.07

ANNEX E

SCRUTINEERS REPORT

REPORT OF THE SCRUTINEERS TO SHRI A.K. AGARWALA, CHAIRMAN OF THE COURT CONVENED MEETING OF THE EQUITY SHARE HOLDERS HELD ON MONDAY, NOVEMBER 12, 2007 AT 11.30 AM. AT RAVINDRA NATYA MANDIR, PRABHADEVI , MUMBAI 400 025.

We, Mr. B. Narsimhan, Shareholder, Folio No. IN30115113058689 and Mr. Mahesh Soni, Company Secretary in Practice not in employment of the Company, were appointed as scrutineers at the Court Convened Meeting of the Equity Shareholders of Hindalco Industries Limited held on Monday, November 12, 2007 at 11.30 AM. at Ravindra Natya Mandir, Prabhadevi, Mumbai 400 025 in respect of a Poll having been taken at the aforesaid meeting on the Resolution to approve the Scheme of Amalgamation of Indian Aluminium Company, Limited with Hindalco Industries Limited and their respective shareholders and creditors in terms of the Notice dated October 9, 2007, convening the meeting.

After our appointment as Scrutineers, the empty ballot boxes were duly inspected by the members present. After votes were cast, we took charge of the sealed Ballot Boxes. We have scrutinised the Poll Papers and Members Records maintained by the Company and hereby report to you the result of the poll, which is as follows:

MAHESH SONI Company Secretary

A.	**Total number of Equity Shareholders, authorized representatives and proxy holders who recorded their attendance in the meeting.**	:	729
	Total number of Equity Shareholders, proxy holders and authorized representatives who attended and cast their vote at the meeting	:	383
	• **Number of Equity Shareholders who voted in favour of the Resolution.**	:	374
	• **Number of Equity Shareholders who voted against the Resolution.**	:	1
	• **Number of Equity Shareholders whose votes were rejected as invalid.**	:	8
B.	**Total number of Poll Papers of equity shareholders, authorized representatives and proxy holders**	:	383
	Less: Number of Poll Papers rejected as invalid	:	8
	Total number of valid Poll Papers of equity shareholders, authorized representatives and proxy holders	:	375

MAHESH SONI Company Secretary

	• Votes in favour of the Resolution (Poll Papers)	:	374
	• Voted against the Resolution (Poll Papers)	:	1
C:	**Total number of votes (in terms of number of shares held) exercised by equity shareholders, authorized representatives and proxy holders.**	:	418579170
	Less: Number of votes (in terms of number of shares held) rejected as invalid	:	161
	Total Number of valid votes (in terms of number of shares held)	:	418579009
	• **Casted in favour of the Resolution**	:	418573144
	• **Casted against the Resolution**	:	5865

We hereby declare that the Resolution has been carried. This report is being handed over to the Chairman.

B. NARASIMHAN
IN 30115113058689.

Scrutineer

MAHESH SONI ★ M. NO. FCS : 3706 MUMBAI ★ Practising Company Secretary

Scrutineer

Dated: 13th November, 2007

HINDALCO INDUSTRIES LIMITED

COURT CONVENED MEETING OF THE EQUITY SHAREHOLDERS HELD ON 12TH NOVEMBER 2007

BALLOT PAPER LIST

SRNO	REFNO	FOLIO/DPID	NAME OF THE SHARE HOLDER	VOTES Y/N	SHARES
1	631	'IN30005410022388	PGGM	Y	837127
2	623	'IN30016710036383	BLACKROCK VARIABLE SERIES FUNDS INC BLACKROCKGLOBAL GROWTH V.I. FUND	Y	85600
3	415	'IN30016710023713	EATON VANCE STRUCTURED EMERGING MARKETS FUND	Y	28410
4	601	'IN30016710011470	VANGUARD EMERGING MARKETS STOCK INDEX FUND, ASERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUND	Y	3347617
5	416	'IN30016710011470	VANGUARD EMERGING MARKETS STOCK INDEX FUND, ASERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUND	Y	3347617
6	417	'IN30016710032807	VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEXFUNDS	Y	33503
7	418	'IN30016710032305	ACM BERNSTEIN VALUE INVESTMENTS - EMERGING MARKETS VALUE PORTFOLIO	Y	62500
8	419	'IN30016710003310	EVERGREEN EMERGING MARKETS GROWTH FUND	Y	150000
9	831	'IN30154916483743	SHAPUR JAMSHEDJI ARSIWALLA	Y	16800
10	460	'IN30047610238486	GANPATI KUMAR VIRMANI	Y	8
11	171	'IN30009510075797	Pilani Investment And Industries CorporationLtd.	Y	5027200
12	217	'HEA27840	TAJANI SALIM SULTANALI	Y	26
13	216	'HEA29650	JENABAI MOHAMMAD	Y	20
14	215	'HEA29651	SULTANALI KHIMJIBHAI PEERBHOY	Y	26
15	214	'HEA29956	SALIM SULTANALI KHIMJIBHAI	Y	26
16	213	'HEA31542	TEJANI ZARINA SULTANALI	Y	26
17	209	'HEA26887	TEJANI SULTANALI KHIMJIBHAI	Y	20
18	208	'1304250000000393	TEJANI ZARINA SULTANALI	Y	337
19	207	'1304250000000809	TEJANI SULTANALI KHIMJIBHAI	Y	37
20	206	'IN30060110030820	SULTANALI KHIMJIBHAI TEJANI	Y	20
21	205	'1302070000000987	TEJANI SULTANALI KHIMJIBHAI	Y	27
22	62	'HEA40445	VARIETY CORPORATION	Y	6921570
23	245	'IN30135610004878	HASMUKHLAL T VORA	Y	154
24	61	'HEA40444	ONEIDA SERVICES LIMITED	Y	7214130
25	63	'HEA40446	ROCKHART SERVICES LIMITED	Y	7517560
26	64	'HEA40447	FURNIVAL ENTERPRISES LIMITED	Y	7035040
27	65	'HEA40448	PASSWELL LIMITED	Y	3783210
28	67	'HEA45114	IGH HOLDINGS PRIVATE LIMITED	Y	67500000
29	68	'IN30010012465714	TRAPTI TRADING AND INVESTMENTS PRIVATE LIMITED	Y	37243497
30	69	'IN30010012437567	TGS INVESTMENT AND TRADE PRIVATE LIMITED	Y	111016
31	70	'IN30010011751004	BIRLA GROUP HOLDINGS PRIVATE LIMITED	Y	4712027
32	71	'IN30010012094270	TURQUOISE INVESTMENT AND FINANCE PRIVATE LIMITED	Y	65811868
33	72	'IN30010010075551	HERITAGE HOUSING FINANCE LIMITED	Y	396591
34	73	'IN30010010107664	UMANG COMMERCIAL COMPANY LTD	Y	594469
35	74	'IN30010010150081	MANGALAM SERVICES LIMITED	Y	95608
36	75	'IN30105510071728	BIRLA INSTITUTE OF TECHNOLOGY AND SCIENCE	Y	21583090
37	82	'IN30047642608833	JEROO MANECK PATEL	Y	772
38	83	'HD001001	BAHADUR SHAPURJI PATEL	Y	200
39	84	'IN30018310083165	SHIRIN H. PATEL	Y	26
40	134	'1301240000080874	ADITYA BIRLA NUVO LIMITED	Y	20395162
41	133	'1301240000078964	GRASIM INDUSTRIES LTD	Y	29369025
42	55	'IN30152430012082	SPRUCEGROVE U.S. INTERNATIONAL INVESTMENT FUND	Y	1031490
43	54	'IN30152430012099	SPRUCEGROVE U.S. INTERNATIONAL POOLED FUND	Y	1192820
44	53	'IN30152430004610	YOUNG MENS CHRISTIAN ASSOCIATION RETIREMENT FUND	Y	90580
45	52	'IN30152430009667	FIDELITY TRUSTEE COMPANY PRIVATE LIMITED A/CFIDELITY INDIA SPECIAL SITUATIONS FUND	Y	800006
46	51	'IN30152430005044	COMMONFUND ASSET MANAGEMENT COMPANY,INC. A/CCOMMONFUND EMERGING MARKETS INVESTORS COMPANY	Y	241360
47	50	'IN30152430006383	VANGUARD EMERGING MARKETS STOCK INDEX FUND, ASERIES OF VANGUARD INVESTMENT SERIES PLC	Y	100360
48	49	'IN30152430002062	STICHTING PENSIOENFONDS ABP	Y	9186
49	48	'IN30152430001599	NEW YORK STATE COMMON RETIREMENT FUND	Y	102900
50	47	'IN30152430002239	MORGAN STANLEY INVESTMENT MANAGEMENT INC. - MORGAN STANLEY INSTITUTIONAL FUND INC., ACTIVEINTERNATIONAL ALLOCATION PORTFOLIO	Y	37300
51	46	'IN30152430002474	COLLEGE RETIREMENT EQUITIES FUND	Y	301723
52	45	'IN30152430012306	MSCI EQUITY INDEX FUND B - INDIA	Y	444429
53	44	'IN30152430012315	EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND	Y	29349
54	138	'IN30045011158592	RAHUL SHARMA	Y	200

MAHESH SONI · Practising Company Secretary · MUMBAI

SRNO	REFNO	FOLIO/DPID	NAME OF THE SHARE HOLDER	VOTES Y/N	SHARES
55	140	'IN30045011759759	PRABHAT NARAIN SINGH	Y	7275
56	139	'IN30045010538667	PANKAJ KUMAR	Y	1286
57	36	'IN30009510884824	Subhaga Subhash Samant	Y	210
58	35	'IN30009510884832	Yatin Subhash Samant	Y	10
59	86	'HD000387	SHASHANK F SARUPRIA	Y	2
60	87	'HD000542	SHASHANK F SARUPRIA	Y	2
61	88	'HD000545	SHASHANK F SARUPRIA	Y	2
62	89	'HD000546	SHASHANK F SARUPRIA	Y	2
63	90	'HD000547	SHASHANK F SARUPRIA	Y	2
64	91	'HD000548	SHASHANK F SARUPRIA	Y	2
65	92	'HD000549	SHASHANK F SARUPRIA	Y	2
66	93	'HD000550	SHASHANK F SARUPRIA	Y	2
67	94	'HD000551	SHASHANK F SARUPRIA	Y	2
68	95	'HD000552	SHASHANK F SARUPRIA	Y	2
69	76	'IN30108022042935	PREM SARAN UMMATT	Y	420
70	77	'IN30112715971453	SHANKAR BANDAPELLI	Y	2526
71	78	'HE696480	RAJASHREE BIRLA	Y	206098
72	79	'IN30082910487880	RELE KEDAR SATISH	Y	157
73	80	'IN30154915404873	V A PREMAKUMARAN NAIR	Y	128
74	85	'HE036068	ANNAMMA TOMICHAN	Y	7912
75	129	'HEA39098	BALKRISHNA RAGHUNATH OVHAL	Y	26
76	130	'HEA39108	MILIND M BARVE	Y	20
77	193	'IN30112716753997	ASHOK MALU	Y	750
78	136	'IN30007910002018	DWARKA DASS RATHI	Y	2572
79	135	'HEA45395	M SHANKAR	Y	20
80	132	'IN30223610874206	RESHMA MAHESH MOTWANI	Y	15
81	131	'IN30115121891619	SANJEEV TIBREWAL	Y	1000
82	194	'1201680000008109	DEVENDRA PRATAPSINH GAWAR	Y	20
83	195	'1201120000033322	SANTOSH MAROTRAO TAPASE	Y	20
84	60	'IN30115122138119	ANIL KUMAR LADHA	Y	166
85	38	'IN30073210004136	ERUCH BYRAMSHA DESAI	Y	7418
86	37	'IN30073210004048	ERUCH BYRAMSHA DESAI	Y	214745
87	34	'HEA39065	DEVENDRA BHANDARI	Y	26
88	33	'HEA39111	PIYUSH MAHESHWARI	Y	20
89	28	'IN30115113443501	MANOJ KEDIA	Y	500
90	26	'HEA39071	PRASHANT H MULAY	Y	20
91	22	'IN30075710754536	NARESH JAJOO	Y	26
92	19	'HEA39116	SUSHIL AGARWAL	Y	20
93	18	'IN30045010597730	RAJENDRA KUMAR KASLIWAL	Y	57865
94	17	'IN30154914586823	D BHATTACHARYA	Y	3215
95	190	'IN30073210097800	ASHOK MALU	Y	408
96	164	'IN30112715159295	SANGRAM SINGH KOTHARI	Y	47179
97	163	'IN30220110273528	NARENDRA JAMNADAS JHAVERI	Y	2500
98	402	'HEA45977	SHRIKANT TURALKAR	Y	1
99	659	'HE904578	TEHMURASP D KHAMBATTA	N	5865
100	687	'IN30081210001728	THE NEW INDIA ASSURANCE COMPANY LIMITED	Y	11720124
101	57	'HE236836	GITA K JOSHI	Y	399
102	3	'IN30045011853347	BRAHM DEO SHARMA	Y	1600
103	5	'IN30045011517334	MANI KANT PANDEY	Y	55
104	810	'IN30009510657728	Hyder Gulamally Currim	Y	13
105	809	'IN30009510623429	Hyder Gulamally Currim	Y	14753
106	179	'IN30045011758225	SURENDRA KUMAR AGARWAL	Y	750
107	178	'IN30045013438305	SHRAWAN KUMAR SARAWGI	Y	10
108	177	'IN30045011338270	MANO KAMINI AGARWAL	Y	950
109	11	'IN30045011273809	OM PRAKASH KAUSHIK	Y	206
110	181	'IN30045011456974	PUSHKAR SINGH CHUPHAL	Y	1286
111	289	'IN30014210579963	TEMPLETON ASSET MANAGEMENT LTD A/C TEMPLETONHIGH VALUE ALPHA FUND - GLOBAL EMERGING MARKETS LLC	Y	2243139
112	851	'HEA33035	SNEHA JAYESH VADHAVKAR	Y	128
113	1	'IN30045010822498	CHANDRA SHEKHAR SHARMA	Y	937
114	184	'HEA00926	UPENDRA KUMAR SRIVASTAVA	Y	965
115	192	'IN30045011758250	VIJAY KUMAR DORWAL	Y	103
116	250	'IN30009510695047	Rajesh H Vora	Y	300
117	300	'HEA37473	RAMASWAMI DAMODARAN	Y	10
118	803	'1202700100003904	JITEN RAMNIKLAL PARIKH	Y	1
119	251	'IN30038610059810	HASMUKHALAL T VORA	Y	460
120	324	'IN30115113058689	B NARASIMHAN	Y	278
121	256	'HEA26152	SESHAN KRISHNAMOORTHY	Y	500
122	203	'IN30090710078570	BHARAT SHAH	Y	57

MAHESH SONI Practising Company Secretary

SRNO	REFNO	FOLIO/DPID	NAME OF THE SHARE HOLDER	VOTES Y/N	SHARES
123	241	'IN30074910056250	BABULAL ISHWARLAL PAREKH	Y	65
124	685	'1301190300026856	GAUTAM KEDAR TIWARI	Y	300
125	698	'1601010000062750	BHADRESH GUNVANTLAL PARIKH	Y	92
126	812	'IN30045011105759	CERCOL GONSALVES	Y	262
127	463	'HEA44480	SHYAMALA R NAIR	Y	150
128	802	'IN30223610703064	NIRMALA RAMDIK PAREKH	Y	2
129	819	'IN30075710624283	PRAMODKUMAR AGNIHOTRI	Y	43
130	801	'HEA44614	NIRMALA RAMDIK PAREKH	Y	1
131	81	'IN30001110399496	TEHMI SAM MEHTA	Y	120
132	110	'HD000565	SHASHANK F SARUPRIA	Y	2
133	118	'HD000573	SHASHANK F SARUPRIA	Y	2
134	21	'HEA41641	RAMBHAGAT TORKA	Y	257
135	464	'HEA44481	T K RAMAKRISHNAN NAIR	Y	100
136	466	'HEA42733	T K RAMAKRISHNAN NAIR	Y	3
137	113	'HD000568	SHASHANK F SARUPRIA	Y	2
138	822	'IN30009511340789	Hemal Madanlal Marfatia	Y	128
139	232	'HB009473	NEETA SAVANI	Y	80
140	257	'IN30018310342990	ALOYSIUS PAUL REGO	Y	644
141	846	'IN30090710003699	DINESH GOPALDAS BHATIA	Y	10
142	244	'IN30001110760004	HASMUKHLAL THACKERSEY VORA	Y	399
143	805	'IN30169610309782	PRAKASH MOTILAL AGRAWAL	Y	200
144	804	'IN30169610309766	GEETA PRAKASH AGRAWAL	Y	143
145	66	'1201680000007538	ASKARAN AGARWALA	Y	16316130
146	111	'HD000566	SHASHANK F SARUPRIA	Y	2
147	30	'IN30154916488329	M UNNIKRISHNAN	Y	111
148	115	'HD000570	SHASHANK F SARUPRIA	Y	2
149	29	'HEA39058	P S BASHYAM	Y	20
150	117	'HD000572	SHASHANK F SARUPRIA	Y	2
151	827	'IN30133019829230	DOLLY SHAPURJI PATEL	Y	7950
152	114	'HD000569	SHASHANK F SARUPRIA	Y	2
153	109	'HD000564	SHASHANK F SARUPRIA	Y	2
154	183	'IN30045010579922	AJAY BHARGAVA	Y	2812
155	39	'IN30154915380797	SURENDRA SINGH NAHATA	Y	5210
156	648	'IN30038610064612	MERCHANT ROHIT JAMNADAS	Y	1
157	683	'HB045925	ZARINA K TYEBJEE	Y	206
158	429	'IN30016710029898	INDIA MSCI EMERGING MARKETS INDEX COMMON TRUST FUND	Y	698332
159	428	'IN30016710029873	STATE STREET BANK AND TRUST COMPANY WORLD INDEX COMMON TRUST FUNDS INDIA EMERGING MARKETSINDEX COMMON TRUST FUND	Y	42662
160	662	IN30154919248804		INVALID	0
161	427	'IN30016710019566	CALSTRS MANAGED BY TEMPLETON ASSET MANAGEMENTLTD	Y	1728900
162	9	'IN30045013465107	SARSWATI PANDEY	Y	18
163	835	'IN30122510094183	MANAZ FERAMROZ ZAINABADI	Y	7
164	837	'IN30018310169813	HOMAYUN POUREDEHI	Y	7
165	836	'IN30018310169805	KHUDABUX F POUREDEHI	Y	62
166	840	'IN30010012598163	MANAZ FERAMROZ ZAINABADI	Y	10
167	841	'IN30018310231780	BERUZ FERAMROZ POUREDEHI	Y	20
168	42	'IN30154916207995	JAYSHREE NAHATA	Y	198
169	196	'HEA01668	MURALI K	Y	950
170	198	'HE826444	SHASHI KUMAR GAUR	Y	2000
171	12	'HEA00067	VIJAY KISHORE SHARMA	Y	625
172	175	'IN30045010537527	CHHAGANLAL PAREEK	Y	643
173	176	'IN30045010549452	AKHILESH KUMAR PANDEY	Y	965
174	13	'HEA00129	VINOD KUMAR RAHEJA	Y	2958
175	31	'HEA39019	RAVINDRA KADAM	Y	26
176	16	'IN30045011221682	VIJAY KUMAR PODDAR	Y	2600
177	20	'HE654681	PRADEEP TORKA	Y	1543
178	59	'IN30034310602897	VYAS MINAXI NAYAN	Y	100
179	182	'HE371038	K NARAYANAN	Y	1428
180	407	'IN30014210380509	TEMPLETON ASSET MANAGEMENT LTD A/C TEMPLETONDEVELOPING MARKETS TRUST	Y	4509127
181	654	'IN30014210470681	TEMPLETON ASSET MANAGEMENT LIMITED A/C TEMPLETON EMERGING MARKETS FUND	Y	791800
182	273	'IN30014210618019	SPRUCEGROVE INVESTMENT MANAGEMENT LTD A/C SPRUCEGROVE GLOBAL POOLED FUND	Y	262550
183	271	'IN30014210618035	SPRUCEGROVE INVESTMENT MANAGEMENT LTD A/C SPRUCEGROVE INTERNATIONAL POOLED FUND	Y	4315310
184	272	'IN30014210618027	SPRUCEGROVE INVESTMENT MANAGEMENT LTD A/C SPRUCEGROVE GLOBAL POOLED FUND (PENSION)	Y	1040170

SRNO	REFNO	FOLIO/DPID	NAME OF THE SHARE HOLDER	VOTES Y/N	SHARES
185	950	'IN30014210556492	STATE STREET CUSTODIAL SERVICES (JERSEY) LIMITED A/C COSMOPOLITAN INVESTMENT FUND - PANAGORA EMERGING MARKETS A FUND	Y	4900
186	838	'IN30018310169821	BERUZ F POUREDEHI	Y	26
187	496	'HEA45973	NIRANJAN S KANCHAN	Y	1
188	854	'HEA33035	SNEHA JAYESH VADHAVKAR	Y	128
189	103	'HD000558	SHASHANK F SARUPRIA	Y	2
190	663	'HE704501	RAKESH C TRIPATHI	Y	43
191	658	'HB033062	JAYVANT NANABHAI PATHARE	Y	60
192	234	'HD000403	JEET VAIBHAV SHAH	Y	2
193	252	'IN30001110161959	SHOBHANA S MEHTA	Y	60
194	401	'IN30018312752859	SHRIKANT RAMCHANDRA TURALKAR	Y	100
195	128	'1201680000001063	SHASHANK FATEHLAL SARUPRIA	Y	275
196	127	'1201680000001031	SHASHANK FATEHLAL SARUPRIA	Y	13
197	126	'HD000581	SHASHANK F SARUPRIA	Y	2
198	125	'HD000580	SHASHANK F SARUPRIA	Y	2
199	124	'HD000579	SHASHANK F SARUPRIA	Y	2
200	123	'HD000578	SHASHANK F SARUPRIA	Y	2
201	122	'HD000577	SHASHANK F SARUPRIA	Y	2
202	121	'HD000576	SHASHANK F SARUPRIA	Y	2
203	119	'HD000574	SHASHANK F SARUPRIA	Y	2
204	120	'HD000575	SHASHANK F SARUPRIA	Y	2
205	43	'HEA33573	JAYSHREE NAHATA	Y	78
206	839	'IN30010010072758	HOMAYUN B POUREDEHI	Y	48
207	656	'HB014280	GULAM NABI MAHMUD SHAIKH	Y	312
208	27	'HEA39073	KESHAV D THAKORE	Y	26
209	844	'IN30090710418337	BERUZ FERAMROZ POUREDEHI	Y	505
210	191	'IN30051313284194	PAVAN KUMAR JAIN	Y	128
211	830	'HEA43894	GANESH D SAIVE	Y	6
212	949	'HEA44705	GIRISH D SAIVE	Y	20
213	661	IN30267933374353	-	INVALID	0
214	4	'IN30045013361758	BHAGAWATI PRASAD MIMANI	Y	100
215	56	'1301420000037643	INDER DEV KANHAIYALAL JOSHI	Y	270
216	14	'HE958717	VINODKUMAR RAHEJA	Y	3472
217	10	'IN30045010944542	DEEPAK GARG	Y	220
218	8	'IN30045011491084	VINOD KUMAR TAK	Y	643
219	40	'HEA01870	SURENDRA SINGH NAHATA	Y	128
220	288	'IN30014210579377	AXA ROSENBERG INVESTMENT MANAGEMENT IRELAND LIMITED RE AXA ROSENBERG ALL-COUNTRY ASIA PACIFIC EX-JAPAN EQUITY ALPHA FUND	Y	110000
221	285	'IN30014210578436	TEMPLETON ASSET MANAGEMENT LTD. A/C FRANKLINTEMPLETON CORPORATE CLASS LTD - TEMPLETON BRIC CORPORATE CLASS	Y	215300
222	287	'IN30014210579123	COMMONWEALTH OF PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES RETIREMENT SYSTEM/GE245 - THE BOSTONCOMPANY ASSET MANAGEMENT (EM)	Y	628570
223	286	'IN30014210569255	TEMPLETON ASSET MANAGEMENT LTD. A/C TEMPLETONGLOBAL EMERGING MARKETS FUND	Y	107900
224	823	'IN30012610105052	PRAMOD KUMAR AGNIHOTRI	Y	150
225	141	'HE445144	KUMAR MANGALAM BIRLA	Y	350400
226	174	'HEA40859	AMAL KANTI BHATTACHARYA	Y	950
227	25	'HEA39057	MAHENDRA MAHADEV BHOSALE	Y	26
228	843	'IN30090710443928	FEROZ BERUZ POUREDEHI	Y	515
229	23	'HEA39028	VIVEK PENDHARKAR	Y	26
230	41	'HE883160	SURENDRA SINGH NAHATA	Y	257
231	7	'IN30045011779328	RAJ KUMAR GUPTA	Y	1875
232	173	'HEA00105	NAVIN JAIN	Y	937
233	172	'IN30054810040399	NEETA J BAFNA	Y	200
234	116	'HD000571	SHASHANK F SARUPRIA	Y	2
235	112	'HD000567	SHASHANK F SARUPRIA	Y	2
236	243	'IN30075711015048	RAMASWAMI DAMODARAN	Y	20
237	651	'HB051843	ATMA KEWALRAM HARPALANI	Y	330
238	842	'IN30122510096250	BERUZ FERAMROZ POUREDEHI	Y	11
239	58	'1301420000037643	INDER DEV KANHAIYALAL JOSHI	Y	270
240	824	'IN30012610166729	MANORAMA AGNIHOTRI	Y	50
241	825	'IN30075710624314	MANORAMA AGNIHOTRI	Y	15
242	24	'HEA39027	SURESH PITALE	Y	26
243	170	'IN30009510088224	Ram Chandra Lath	Y	657
244	197	'IN30045010599778	VIJAY KISHORE SHARMA	Y	1640
245	180	'IN30045011923415	KANHIYA LAL AGRAWAL	Y	2400

SRNO	REFNO	FOLIO/DPID	NAME OF THE SHARE HOLDER	VOTES Y/N	SHARES
246	635	'IN30005410020749	OPPENHEIMER INTERNATIONAL VALUE FUND	Y	704200
247	636	'IN30005410009175	COLONIAL FIRST STATE INVESTMENTS LIMITED AS RESPONSIBLE ENTITY FOR THE COLONIAL FIRST STATE WHOLESALE GLOBAL EMERGING MARKETS FUND	Y	541400
248	637	'IN30005410019674	THE ROYAL BANK OF SCOTLAND PLC AS DEPOSITARYOF FIRST STATE ASIA PACIFIC LEADERS FUND A SUB FUND OF FIRST STATE INVESTMENTS ICVC	Y	3471997
249	638	'IN30005410008140	GMO EMERGING COUNTRIES FUND	Y	48800
250	639	'IN30005410019666	THE RBS PLC AS DEPOSITARY OF FIRST STATE GLOBAL EMERGING MARKETS LEADERS FUND A SUB FUND OF FIRST STATE INVESTMENTS ICVC	Y	366994
251	640	'IN30005410019703	THE ROYAL BANK OF SCOTLAND PLC AS DEPOSITARYOF FIRST STATE ASIA PACIFIC FUND A SUB FUND OF FIRST STATE INVESTMENTS ICVC	Y	1089050
252	605	'IN30005410022102	ALLIANCE BERNSTEIN INDIA GROWTH FUND (MAURITIUS) LIMITED	Y	747187
253	641	'IN30005410022494	THE ROYAL BANK OF SCOTLAND PLC AS DEPOSITARYOF FIRST STATE GLOBAL EMERGING MARKETS FUND ASUB FUND OF FIRST STATE INVESTMENT ICVC	Y	779450
254	258	'IN30014210610836	MELLON FUNDS TRUST A/C MELLON EMERGING MARKETS FUND	Y	755510
255	262	'IN30014210473824	SEI INSTITUTIONAL INTERNATIONAL TRUST EMERGING MARKETS EQUITY FUND MANAGED BY THE BOSTON COMPANY ASSET MANAGEMENT, LLC	Y	369390
256	260	'IN30014210575358	VAN KAMPEN ASSET MANAGEMENT A/C VAN KAMPEN SERIES FUND INC. - VAN KAMPEN GLOBAL EQUITY ALLOCATION FUND	Y	15414
257	261	'IN30014210494380	FIRST STATE INVESTMENTS (HONGKONG) LIMITED A/C FIRST STATE ASIAN BRIDGE FUND	Y	70719
258	290	'IN30014210511403	BBC PENSION TRUST LIMITED -GDR	Y	26352
259	291	'IN30014210525234	THE LOCAL GOVERNMENT PENSIONS INSTITUTION MANAGED BY FIRST STATE INVESTMENTS INTERNATIONALLIMITED	Y	736485
260	225	'IN30014210530266	CENTRAL STATES SOUTHEAST AND SOUTHWEST AREASPENSION FUND - THE BOSTON COMPANY ASSET MANAGEMENT, LLC	Y	147800
261	268	'IN30014210343090	VANGUARD INVESTMENTS AUSTRALIA LIMITED A/C VANGUARD EMERGING MARKETS SHARES INDEX FUND	Y	89434
262	423	'IN30016710018496	AXA WORLD FUNDS II - FAR EAST EQUITIES	Y	42610
263	422	'IN30016710012377	LLOYDS TSB GROUP PENSION TRUST (NO 2) LTD ASTRUSTEE FOR LLOYDS TSB GROUP PENSION SCHEME NO 2 MANAGED BY FIRST STATE INV MGT (UK) LTD	Y	148200
264	421	'IN30016710012368	LLYODS TSB GROUP PENSION TRUST (NO 1) LTD ASTRUSTEE FOR LLOYDS TSB GROUP PENSION SCHEME NO 1 MANAGED BY FIRST STATE INV MGT (UK) LTD	Y	276800
265	420	'IN30016710038846	AMERICAN BEACON EMERGING MARKETS FUND - THE BOSTON COMPANY ASSET MANAGEMENT LLC	Y	153740
266	425	'IN30016710019193	TRS INTERNATIONAL ACTIVE PORTFOLIO	Y	123515
267	426	'IN30016710019458	MERRILL LYNCH GLOBAL GROWTH FUND,INC	Y	596700
268	278	'IN30014210472585	ESSEX COUNTY COUNCIL	Y	123400
269	276	'IN30014210587326	AXA ROSENBERG INVESTMENT MANAGEMENT ASIA PACIFIC LIMITED A/C AXA ROSENBERG EMERGING MARKETS INSTITUTIONAL FUND, LLC	Y	21460
270	277	'IN30014210593752	CHARLES SCHWAB INVESTMENT MANAGEMENT INC A/CLAUDUS ROSENBERG INTERNATIONAL DISCOVERY FUND	Y	99920
271	958	'IN30014210396599	THE BOSTON COMPANY ASSET MANAGEMENT LLC A/C THE TBC PRIVATE TRUST	Y	525140
272	259	'IN30014210562868	AEGON/TRANSAMERICA SERIES TRUST A/C AEGON/TRANSAMERICA SERIES TRUST - VAN KAMPEN ACTIVE INTERNATIONAL ALLOCATION	Y	10400
273	681	'HB045922	JAMEEL K TYEBJEE	Y	103
274	682	'HB045924	SAMEENA K TYEBJEE	Y	103
275	684	'HB045923	KAIYUM D TYEBJEE	Y	103
276	467	'HEA45986	CHANDRAKANT K JADHAV	Y	1
277	226	'IN30014210556484	STATE STREET CUSTODIAL SERVICES (JERSEY) LIMITED A/C COSMOPOLITAN INVESTMENT FUND - PANAGORA EMERGING MARKETS FUND	Y	6500
278	265	'IN30014210451241	TEMPLETON ASSET MANAGEMENT LTD. A/C TEMPLETONEMERGING MARKETS SERIES (A SERIES OF TEMPLETON INSTITUTIONAL FUNDS INC)	Y	2375134
279	266	'IN30014210382140	FRANKLIN TEMPLETON INVESTMENT FUNDS	Y	31229210
280	267	'IN30014210459770	MORGAN STANLEY INVESTMENT MANAGEMENT INC. A/CMORGAN STANLEY INVESTMENT MANAGEMENT ACTIVEINTERNATIONAL ALLOCATION TRUST	Y	29400

MAHESH SONI Company Secretary

Mail Processing Section

JAN 14 2008

Washington, DC
103

SRNO	REFNO	FOLIO/DPID	NAME OF THE SHARE HOLDER	VOTES Y/N	SHARES
281	404	'IN30014210614309	CIBC EMERGING ECONOMIES FUND A/C CIBC EMERGING ECONOMIES FUND- THE BOSTON COMPANY ASSET MANAGEMENT LLC	Y	25050
282	403	'IN30014210567333	FIRST STATE INVESTMENTS (HONGKONG) LIMITED A/C FIRST STATE GLOBAL EMERGING MARKETS LEADERSFUND	Y	107635
283	411	'IN30014210613927	VIRGINIA RETIREMENT SYSTEM A/C VIRGINIA RETIREMENT SYSTEM MANAGED BY THE BOSTON COMPANY ASSET MANAGEMENT COMPANY	Y	337650
284	405	'IN30014210613218	IMPERIAL EMERGING ECONOMIES POOL A/C IMPERIALEMERGING ECONOMIES POOL - THE BOSTON COMPANYASSET MANAGEMENT LLC	Y	65980
285	406	'IN30014210612854	EMERGING MARKETS EQUITY FUND A/C EMERGING MARKETS EQUITY FUND - THE BOSTON COMPANY	Y	65430
286	408	'IN30014210575524	MORGAN STANLEY INVESTMENT ADVISORS INC. A/C MORGAN STANLEY INTERNATIONAL FUND	Y	9700
287	409	'IN30014210371636	THE BOSTON COMPANY ASSET MANAGEMENT LLC A/C TBC POOLED EMPLOYEE FUNDS-EMERGING MARKETS EQUITY FUND	Y	1848760
288	410	'IN30014210388283	RETAIL EMPLOYEES SUPERANNUATION PTY. LIMITEDAS TRUSTEE FOR RETAIL EMPLOYEES SUPERANNUATION TRUST	Y	189012
289	957	'IN30014210534202	BILL AND MELINDA GATES FOUNDATION A/C BILL AND MELINDA GATES FOUNDATION - FIRST STATE INVESTMENTS LIMITED	Y	242669
290	264	'IN30014210389248	TEMPLETON DEVELOPING MARKETS SECURITIES FUND(A SERIES OF FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST)	Y	1375765
291	620	'IN30016710029945	IBM TAX DEFERRED SAVINGS PLAN	Y	90530
292	619	'IN30016710029937	DAILY EMERGING MARKETS INDEX FUND	Y	154412
293	621	'IN30016710032294	ACM BERNSTEIN VALUE INVESTMENTS - EMERGING MARKETS VALUE PORTFOLIO	Y	160662
294	469	'HEA27765	BALKRISHNA J MISHRA	Y	28
295	606	'IN30005410009298	LOS ANGELES CITY EMPLOYEES RETIREMENT SYSTEM	Y	253350
296	294	'IN30014210389150	TEMPLETON ASSET MANAGEMENT LTD A/C TEMPLETONINTERNATIONAL EMERGING MARKETS FUND	Y	256349
297	607	'IN30005410010116	STATE OF NEW MEXICO STATE INVESTMENT COUNCIL	Y	633662
298	608	'IN30005410018570	M AND G ASIAN FUND	Y	1426063
299	609	'IN30005410014064	HOSPITALS OF ONTARIO PENSION PLAN - SPRUCEGROVE INVESTMENT MANAGEMENT	Y	634100
300	610	'IN30005410017966	FIRST STATE INVESTMENTS GROUP TRUST	Y	18269
301	611	'IN30005410017054	ALFRED I DUPONT TESTAMENTARY TRUST	Y	295860
302	612	'IN30005410015575	ATLANTIS INDIA OPPORTUNITIES FUND	Y	100000
303	613	'IN30005410018006	FIRST STATE INVESTMENTS GLOBAL EMERGING MARKETS LEADERS FUND, A SUB-FUND OF THE FIRST STATE INVESTMENTS DELAWARE STATUTORY TRUST	Y	66062
304	614	'IN30005410019316	NTGI-QUANTITATIVE MANAGEMENT COLLECTIVE FUNDSTRUST	Y	329180
305	615	'IN30005410018553	THE HONEYWELL INTERNATIONAL INC. MASTER RETIREMENT TRUST	Y	435180
306	616	'IN30005410021670	NEW ZEALAND SUPERANNUATION FUND	Y	160737
307	617	'IN30005410019560	NORTHERN EMERGING MARKETS EQUITY FUND	Y	109144
308	32	'IN30048411330659	MERLYN PINTO	Y	26
309	634	'IN30005410020732	OPPENHEIMER QUEST INTERNATIONAL VALUE FUND INC	Y	4049900
310	652	'1301380000067176	SHAKUNTALA KISHANCHAND SACHDEV	Y	328
311	242	'IN30074910056250	BABULAL ISHWARLAL PAREKH	Y	65
312	424	'IN30016710018607	ONTARIO TEACHERS' PENSION PLAN BOARD MANAGEDBY SPRUCEGROVE INVESTMENT LTD - NP8Z	Y	1634305
313	826	'IN30009511161647	Shraddha Dattatray Naik	Y	50
314	622	'IN30016710021344	DREYFUS INTERNATIONAL FUNDS, INC.- DREYFUS PREMIER EMERGING MARKETS FUND	Y	2297890
315	629	'IN30005410005268	SEI GLOBAL MASTER FUND PLC A/C THE SEI EMERGING MARKETS EQUITY FUND	Y	349243
316	465	'HEA45972	V P MISRA	Y	1
317	235	'HD000433	VIRENDRAKUMAR HIRALAL SHAH	Y	100
318	202	'HE094040	BHARAT PRATAPSINH NEGANDHI	Y	26
319	650	'HB051843	ATMA KEWALRAM HARPALANI	Y	330
320	102	'HD000557	SHASHANK F SARUPRIA	Y	2
321	168	'IN30009510100600	Usha R Lath	Y	180
322	220	'HEA25239	VICTOR IVON MASCAREN	Y	13
323	459	'HD000169	MAHESH BHOMIA	Y	6
324	680	'IN30075711643843	PREMLATA PRABHAKAR PRABHU	Y	206
325	694	'IN30075711643835	PREMLATA PRABHAKAR PRABHU	Y	206
326	686	'IN30267933212254	SHAKUNTLADEVI K MAHAJAN	Y	1

MAHESH SONI Practising Company Secretary M.NO. FCS-3706 MUMBAI

SRNO	REFNO	FOLIO/DPID	NAME OF THE SHARE HOLDER	VOTES Y/N	SHARES
327	101	'HD000556	SHASHANK F SARUPRIA	Y	2
328	218	'1302950000003714	CELESTINE ELIZABETH MASCARENHAS	Y	51
329	105	'HD000560	SHASHANK F SARUPRIA	Y	2
330	98	'HD000555	SHASHANK F SARUPRIA	Y	2
331	653	'IN30045011713197	RAVINDRA YESHWANT KASBEKAR	Y	65
332	462	'IN30108022552375	R HARI DASS MENON	Y	1000
333	808	'IN30055610270713	GUNJAN CHOPRA	Y	314
334	219	'1202330000000317	VENEY ALOYSIUS MASCARENHAS	Y	299
335	104	'HD000559	SHASHANK F SARUPRIA	Y	2
336	165	'IN30009510443352	Sumitra V Lath	Y	100
337	850	'HEA33035		INVALID	128
338	847	'HD000423	KISHORI HIRALAL SHAH	Y	20
339	97	'HD000554	SHASHANK F SARUPRIA	Y	2
340	169	'IN30021410482923	*URMILA NAHAR*	Y	1500
341	647	'HEA22791	VINITKUMAR PARIKH	Y	231
342	166	'1201060000168519	RAJEEV KUNJIRAMAN NAMBIAR	Y	55
343	167	'1201680100003831	NITIN LATH	Y	193
344	700	'IN30133018749799	JINOO KHODADAD DUPETAWALLA	Y	50
345	253	'IN30075711249737	SUDHIR MAHIDHANLAL MEHTA	Y	128
346	201	'HEA29505	JASWANTI NEGANDHI	Y	13
347	221	'IN30047610014773	Aloysius Mascarenhas	Y	188
347	221	'HEA32466	ALOYSIUS MASCARENHAS	Y	20
347	221	'HB049962	ALOYSIUS P MASCARENHAS	Y	80
348	96	'HD000553	SHASHANK F SARUPRIA	Y	2
349	655	'IN30226911614367	VIJAY SHRIDHAR MHATRE	Y	10
350	692	'IN30090710028815	JIVABHAI BHIKHABHAI PATEL	Y	167
351	848	'HE378430	KAIRAVI VINODCHANDRA SHAH	Y	230
352	497	'HEA41287	KISHORE SINGH RATHORE	Y	77
353	108	'HD000563	SHASHANK F SARUPRIA	Y	2
354	691	'IN30038610069114	GYAN PRAKASH MODI	Y	283
355	458	'HEA45974	MUKESH BHOMIA	Y	1
356	901	'HE927096	V A ANILKUMAR	Y	13
357	690	'IN30260310017546	SHOBHA SURESH SHENOY	Y	103
358	107	'HD000562	SHASHANK F SARUPRIA	Y	2
359	106	'HD000561	SHASHANK F SARUPRIA	Y	2
360	699	'1302590000019906	*GORAKHNATH AMRUT NIKAM*	Y	60
361	224	'1601480000016802	ZAHUR ISMAIL MANIAR	Y	127
362	461	'IN30108022556595	C. VINEETH MENON	Y	700
363	833	'HE595527	NAYANA PANKAJ VED	Y	13
364	649	'IN30005410016793	ENHANCED EMERGING MARKETS SERIES OF MERRILL LYNCH QUANTITATIVE PARTNERS, L.P.	Y	144
365	618	'IN30005410015647	SCHRODER BRICS EQUITY MOTHER FUND	Y	516581
366	293	'IN30014210380517	TEMPLETON ASSET MANAGEMENT LTD A/C TEMPLETONEMERGING MARKETS FUND	Y	2871000
367	249	'IN30135610004886	MIRA H VORA	Y	199
368	246	'IN30038610020185	RAJESH HASMUKHLAL VORA	Y	154
369	292	'IN30014210380525	TEMPLETON ASSET MANAGEMENT LTD A/C TEMPLETONEMERGING MARKETS INVESTMENT TRUST PLC	Y	8341500
370	233	'IN30074910394659	HARSHAD LAXMIDAS SAVANI	Y	412
371	828	'HEA03324	DIGAMBAR G SAIVE	Y	20
372	845	'IN30122510106303	BERUZ FERAMROZ POUREDEHI	Y	1
373	829	'HEA41798	SHOBHA D SAIVE	Y	20
374	902	'HEA01878	ARUNKUMAR ACHARYA	Y	1543
375	657	'1301380000151650	MEENA KISHANCHAND SACHDEV	Y	300
376	210	-	-	INVALID	0
377	255	'HEA24298	ARVIND J VYAS	Y	116
378	229	HD000489	-	INVALID	20
379	230	'HB051792	*MICHAEL PHILIP MARTINS*	Y	80
380	832	HEA29971	-	INVALID	13
381	212	-	-	INVALID	0
382	211	-	-	INVALID	0
383	231	'1203150000002929	RAMESH ANANDRAO PHAYADE	Y	347
				TOTAL	418579170

MAHESH SONI * Practising Company Secretary * M.NO. FCS-3706 MUMBAI

Declaration of Results of Poll taken at the Court Convened Meeting of the Equity Shareholders of Hindalco Industries Limited, Monday the 12th November 2007 at 11.30 a.m. (11.30 hours) at Ravindra Natya Mandir, Prabhadevi, Mumbai-400 025 pursuant to Order dated 5th October, 2007 in Company Application No. 1061 of 2007 in connection with the Scheme of Amalgamation of Indian Aluminium Company, Limited with Hindalco Industries Limited.

The scrutineers have submitted their Report dated 13th November, 2007 on the results of poll taken on the resolution for the approval of the Scheme of Amalgamation of Indian Aluminium Company, Limited with Hindalco Industries Limited as proposed at the aforesaid Meeting. Extracts from their report are given below.

As per the results of the poll submitted by the scrutineers, the resolution proposed at the meeting is carried with requisite majority.

I shall submit my report regarding results of the voting / poll on the resolution to the Hon'ble High Court of Judicature at Bombay within the prescribed time.

ASKARAN AGARWALA
Chairman of the Meeting.

Extracts from Scrutineers Report

A.	**Total number of Equity Shareholders, authorized representatives and proxy holders who attended the meeting.** **Less: Number of Equity Shareholders who attended but did not vote.**	: :	729

	Total number of Equity Shareholders, proxy holders and authorized representatives who attended and voted at the meeting.	:	383
	• **Number of Equity Shareholders who voted in favour of the Resolution.**	:	374
	• **Number of Equity Shareholders who voted against the Resolution.**	:	1
	• **Number of Equity Shareholders whose votes were rejected as invalid.**	:	8
B.	**Total number of Poll Papers of equity shareholders, authorized representatives and proxy holders**	:	383
	Less: Number of Poll Papers rejected as invalid	:	8
	Total number of valid Poll Papers of equity shareholders, authorized representatives and proxy holders	:	375
	• Votes in favour of the Resolution (Poll Papers)	:	374
	• Voted against the Resolution (Poll Papers)		1
C.	**Total number of votes exercised by equity shareholders, authorized representatives and proxy holders.**	:	418579170
	Less: Number of votes rejected as invalid	:	161
	Total Number of valid votes	:	418579009
	• **Votes in favour of the Resolution**	:	418573144
	• **Votes against the Resolution**	:	5865

ASKARAN AGARWALA
Chairman of the Meeting.

Dated: 13th November, 2007.

C:\DocumentsandSettings\user1\My Documents\Purvi\ST\Amalgamation\Drafts\chairmans report-track-15-11-07.doc

SCHEME OF AMALGAMATION

OF

INDIAN ALUMINIUM COMPANY, LIMITED

WITH

HINDALCO INDUSTRIES LIMITED

THE SCHEME:

This Scheme provides for the amalgamation of Indian Aluminium Company, Limited, the Transferor Company with Hindalco Industries Limited, the Transferee Company pursuant to Sections 391 to 394 and other relevant provisions of the Act.

The Scheme is divided into the following parts:

1. Part A - deals with the introduction and definitions.
2. Part B - deals with amalgamation of the Transferor Company with the Transferee Company.
3. Part C - deals with accounting treatment for the amalgamation in the books of Transferee Company.
4. Part D - deals with the general terms and conditions that would be applicable to the entire Scheme.
5. Part E – deals with other terms and conditions

In addition to the above, the Scheme also provides for various other matters consequential or otherwise integral to it.

Description of the Companies

1. The Transferor Company is presently engaged inter alia in conducting and carrying on packaging business comprising mainly of manufacture and sale of aluminium foil.

2. The Transferee Company is engaged in various businesses including the manufacture, production, marketing and, dealing in alumina, aluminium and

downstream aluminium products, the generation of electricity, the manufacture of copper and certain precious metals, the processing, production, manufacture and marketing of certain types of chemicals (including di-ammonium phosphate) and rendering assistance and services in relation to the same and making of investments.

3. This Scheme provides for the transfer and vesting by way of a merger of the Undertaking (as defined hereinafter) of the Transferor Company in the Transferee Company and the consequent issue of shares by the Transferee Company to the shareholders of the Transferor Company.

PART A – INTRODUCTION & DEFINITIONS

In this Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the following meaning:

A-1. "Act" means the Companies Act, 1956 and includes any statutory re-enactment or modification thereof from time to time and any reference to the provisions of the said Act shall be construed accordingly;

A-2. "Appointed Date" means April 1, 2007

A-3. "Courts" or "High Courts" mean the Hon'ble High Court of Judicature at Bombay and the Hon'ble High Court of Calcutta and shall include the National Company Law Tribunal, if applicable.

A-4. "Effective Date" means the last of the dates on which the conditions and matters referred to in Clause D-6 hereof occur or have been fulfilled or waived.

A-5. "Hindalco" or the "Transferee Company" means Hindalco Industries Limited, a company incorporated under the Act and having its registered office at Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 030, Maharashtra.

A-6. "Indal" or the "Transferor Company" means Indian Aluminium Company, Limited, a company incorporated under the Act and having its registered office at 1 Prafulla Chandra Sen Sarani (formerly known as Middleton Street), Kolkata – 700 071, India;

A-7. "Preference Shares" shall mean 6% Redeemable Cumulative Preference Shares of the Transferee Company of Rs. 2 each credited as fully paid up and redeemable on 1st April , 2009 with cumulative dividend.

A-8. "Record Date" shall have the meaning ascribed to it in Clause B-12 hereof;

A-9. "Scheme" means this Scheme of Amalgamation in its present form or with any modifications approved or directed by the Courts;

A-10. "Share Exchange Ratio" shall have the meaning ascribed to it in Clause B-12 hereof;

A-11. "Undertaking" shall mean the business of the Transferor Company on a going concern basis, consisting *inter alia* of:

(i) all assets and properties of the Transferor Company wherever situated, including the right to use such assets and properties, whether movable or immovable, tangible or intangible, plants and machineries, land, buildings, offices, capital work-in-progress, rolling stocks, investments, current

assets (including inventories, sundry debtors, bills of exchange, loans and advances etc.), vehicles, D.G. sets, godowns, stocks and stores, warehouses, furnitures, fixtures, office equipments, appliances, accessories, power lines, water pipelines, depots, share of any joint assets, and other facilities and premises;

(ii) Without prejudice to the generality of the foregoing clause, the *Undertaking of the Transferor Company* shall include movable and immovable properties including investments, claims, powers, authorities, allotments, approvals, consents, registrations, contracts, engagements, arrangements including technical collaborations, product licensing arrangements, know-how, all permits, quotas, rights, entitlements, export/import incentives and benefits including Duty Entitlement Pass Book Scheme (DEPB) and advance licences, industrial and other licences, bids, tenders, letters of intent, expressions of interest, development rights (*whether vested or potential* and whether under agreements or otherwise), municipal permissions, approvals, consents, subsidies, tenancies in relation to the office and/or residential properties, all other intellectual properties including trade marks, patents, designs, copyrights, including any applications for registrations of the same and right to use such *intellectual* and *industrial property* rights, trade secrets, confidential information, domain names, benefit of any deposits, privileges, all other rights including sales tax deferrals and exemptions and other benefits, lease rights, *licences, powers and facilities of every* kind, nature and description whatsoever, rights to use and avail of telephones, fascsimile connections, internet, leased line connections, and installations, utilities,

electricity and other services, provisions and benefits of all agreements, privileges, contracts and arrangements, including technological licensing agreements, computer programs, manuals, data, catalogues, sales and advertising materials, dossiers, registered/unregistered user rights and licences, and all other rights hereafter accruing and other interests in connection with or relating to the Transferor Company.

(iii) all earnest moneys and/or security deposits paid by the Transferor Company.

(iv) all records, files, papers, engineering and process information, computer programmes, software licenses, drawings, manuals, data, catalogues, quotations, sales and advertising materials, lists of present and former customers and suppliers, customer credit information, customer pricing information, and other records whether in physical or electronic form; and

(v) all present and future liabilities including contingent liabilities and shall further include any obligations under any licenses and/or permits.

Capital Structure

The Share Capital Structure of the Transferor Company as on 31st March, 2007 is as follows:

	As at 31st March, 2007	
	Nos	**Rs. in Lacs**
SHARE CAPITAL		
AUTHORIZED		
Ordinary Shares of Rs. 2 each	100,000,000	2,000.00
Unclassified Shares of Rs. 10	49,600,000	4,960.00

each		
Cumulative Redeemable Preference Shares of Rs. 100 each	40,000	40.00
		7,000.00
ISSUED, SUBSCRIBED AND PAID-UP		
Ordinary Shares of Rs. 2 each	71,257,131	**1,425.14**
Out of 71,257,131 Ordinary Shares, 69,160,477 shares are held by the Transferee Company		

The Share Capital Structure of the Transferee Company as on 31st March 2007 is as follows:

Transferee Company:		
	As at 31st March, 2007	
	Nos	**Rs. in Lacs**
SHARE CAPITAL		
AUTHORIZED		
Equity Shares of Re. 1/- each.	1,450,000,000	14,500.00
14% Redeemable Cumulative Preference Shares of Rs. 100/- each	500,000	500.00
		15,000.00
ISSUED		
Equity Shares of Re. 1/- each	1,159,329,501	**11,593.30**
SUBSCRIBED AND PAID-UP		
Equity Shares of Re. 1/-	927,808,470	9,278.08

each fully paid-up		
Equity Shares of Re. 1/- each (Called & paid-up of Re. 0.50 each)	231,521,031	1,157.61
		10,435.69
Less: Face value of Shares forfeited	60,500	0.61
		10,435.08
Add: Forfeited Shares Account (Amount Paid-up)		0.30
		10,435.38
Less: Call-in-Arrears		2.90
		10,432.49

PART B – AMALGAMATION OF THE TRANSFEROR COMPANY.

Transfer and Vesting of the Undertaking:

B-1. Upon the coming into effect of this Scheme, and with effect from the Appointed Date, the Undertaking of the Transferor Company (including all the estate, assets, rights, claims, title, interest and authorities including accretions and appurtenances) shall, subject to the provisions of Clauses B-2 and B-3 in relation to the mode of vesting and pursuant to the provisions of the Act and without any further act, instrument or deed, be transferred to and vested in and/ or deemed to have been transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the estate, assets, rights, claims, title, interest and authorities including accretions and appurtenances of the Transferee Company subject to Clause B-6 of this Scheme in relation to charges thereon in favour of banks and/or financial institutions.

B-2. In respect of such of the assets of the Transferor Company as are movable in nature or are otherwise

capable of transfer by manual delivery of possession, payment or by endorsement and delivery, the same may be so transferred by the Transferor Company and shall become the property of the Transferee Company.

B-3. In respect of such of the assets belonging to the Transferor Company other than those referred to in Clause B-2 above, the same shall, as more particularly provided in Clause B-1 above, without any further act, instrument or deed, be transferred to and vested in and/or be deemed to have been and stand transferred to and vested in the Transferee Company with effect from the Appointed Date pursuant to the provisions of section 394 of the Act.

B-4. All debts, liabilities, outstandings and receivables of the Transferor Company shall on and from the Appointed Date, stand transferred to and vested in the Transferee Company without any further notice or other intimation to the debtors and the debtors shall be obliged to make payments to the Transferee Company on and after the Effective Date.

B-5. All estates, assets, rights, title, interests and authorities accrued to and/or acquired by the Transferor Company after the Appointed Date and prior to the Effective Date shall be deemed to have been accrued to and/or acquired for and on behalf of the Transferee Company and shall, upon the coming into effect of this Scheme, pursuant to the applicable provisions of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to or vested in the Transferee Company to that extent and shall become the estates, assets, rights, title, interests and authorities of the Transferee Company.

B-6. Upon the coming into effect of this Scheme and with effect from the Appointed Date:

(a) All secured and unsecured debts (whether in Indian Rupees or foreign currency), all liabilities, duties, obligations and undertakings of the Transferor Company of any nature whatsoever along with any charge, encumbrance, lien or security thereon (hereinafter referred to as the "Liabilities") shall, pursuant to the applicable provisions of the Act, without any further act, instrument or deed, be and stand transferred to and vested in or be deemed to have been transferred to and vested in, the Transferee Company, so as to become the Liabilities of the Transferee Company and that it shall not be necessary to obtain the further consent of any third party or other person who is a party to any contract or any arrangement by virtue of which such liabilities have arisen, in order to give effect to the provisions of this Clause.

(b) All debentures, bonds, notes or other debt securities of the Transferor Company, whether convertible into equity or otherwise, (the "Securities"), shall pursuant to the applicable provisions of the Act, without any further act, instrument or deed become Securities of the Transferee Company and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in or deemed to have been transferred to and vested in and shall be exercised by and against the Transferee Company as effectually as if instead of the Transferor Company, the Transferee Company had issued the same.

(c) The security or charge relating to loans, debentures or borrowings of the Transferor Company shall

continue to relate to the said assets as they hitherto relate after the Effective Date and shall not relate to or be available as security in relation to the borrowings of the Transferee Company for so long as the said security or charge remains outstanding.

(d) The assets of the Transferee Company shall not relate to or be available as security in relation to the said borrowings of the Transferor Company unless the Transferee Company otherwise agrees.

(e) Where any of the Liabilities of the Transferor Company as on the Appointed Date transferred to the Transferee Company have been discharged by the Transferor Company after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to have been for and on account of the Transferee Company.

(f) All loans raised and utilized and all debts, duties, undertakings, liabilities and obligations incurred or undertaken by the Transferor Company after the Appointed Date and prior to the Effective Date subject to the provisions of this Scheme shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme, pursuant to the applicable provisions of the Act, without any further act, instrument or deed be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the debts, duties, undertakings, liabilities and obligations of the Transferee Company which shall meet, discharge and satisfy the same.

B-7. For the removal of doubts it is clarified that to the extent that there are inter-company loans, deposits, obligations, balances or other outstandings including any interest thereon, as between the Transferor Company and the Transferee Company, the obligations in respect thereof shall come to an end and there shall be no liability in that behalf and corresponding effect shall be given in the books of account and records of the Transferee Company for the reduction of such assets or liabilities as the case may be.

B-8. Legal Proceedings:

Upon the coming into effect of this Scheme, all suits, actions and proceedings (the "Proceedings") by or against the Transferor Company pending and/or arising on or before the Effective Date shall be continued and be enforced by or against the Transferee Company as effectually as if the same had been pending and/or had arisen by or against the Transferee Company.

B-9. Contracts :

(a) Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements, assurances and other instruments of whatsoever nature ("Contracts") to which the Transferor Company is a party or to the benefit of which the Transferor Company may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall be in full force and effect against or in favour of the Transferee Company as the case may be and may be enforced as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary or obligee thereto. The Transferee Company may if and wherever necessary, enter into and/or issue and/or execute

deeds, writings or confirmations at any time, enter into any tripartite arrangements, confirmations or novations prior to the Effective Date to which the Transferor Company will, if necessary, also be a party in order to give formal effect to the provisions of this Clause.

(b) The Transferee Company may, at or any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, execute deeds of confirmation in favour of any party to any contract or arrangement to which the Transferor Company is a party or any writings as may be necessary to be executed in order to give formal effect to the above provisions. The Transferee Company shall, under the provisions of Part B of this Scheme, be deemed to be authorized to execute any such writings on behalf of the Transferor Company and to carry out or perform all such formalities or compliances referred to above on the part of the Transferor Company to be carried out or performed.

B-10. Saving of Concluded Transactions:

The transfer of the Undertaking of the Transferor Company, the continuance of Proceedings and the effectiveness of Contracts as mentioned hereinabove, shall not affect any transaction or Proceedings already concluded by the Transferor Company on or before the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things done and executed by the Transferor Company in respect thereto, as if done and executed on its behalf.

B-11. Employees:

(a) Upon the coming into effect of this Scheme, all permanent employees who are on the rolls of the

Transferor Company on the Effective Date shall become the permanent employees of the Transferee Company, on such date and subject to the provisions hereof, on terms and conditions not less favourable than those on which they are engaged and/or which are applicable to them in the Transferor Company and without any interruption of service as a result of the transfer.

(b) The arrangements relating to the existing provident fund with Regional Provident Fund Commissioner and superannuation fund with the Life Insurance Corporation with respect to the employees of the Transferor Company shall be continued by the Transferee Company or may be substituted with any other arrangements that would not be less favourable to the employees .

B-12. Reorganization of Capital:

(a) The provisions of this Section shall operate notwithstanding anything to the contrary in this Scheme.

(b) The Transferee Company holds 97.06 % consisting of 6,91,60,477 equity shares of Rs. 2 each of the issued, subscribed and paid-up capital of the Transferor Company as on 31st March 2007. Upon the Scheme becoming effective the entire share capital held by the Transferee Company and/or its nominees in the Transferor Company shall stand cancelled without any further application, act or deed and without allotment of any new shares by the Transferee Company in lieu thereof.

(c) In consideration of this Scheme and as an integral part thereof, the share capital of the Transferee

Company shall be restructured and reorganized in the manner set out herein.

(d) *Upon the Scheme coming into effect and in* consideration of the transfer and vesting of the Undertaking of the Transferor Company pursuant to Part B of this Scheme, the Transferee Company shall, subject to Clause B-12 (b) above, without any further act or deed, issue and allot to each member of the Transferor Company, other than itself and its nominees, whose name is recorded in the register of members of the Transferor Company on a date (the "Record Date") to be fixed in that behalf by the Board of Directors or a committee thereof of the Transferor Company, shares in the Transferee Company in lieu of the shares held by them in the Transferor Company in the following ratio (the "Share Exchange Ratio").

(i) 1 (One) equity share of Re.1/- each in the Transferee Company credited as fully paid up ("New Equity Shares") for every 170 (One Hundred and Seventy) equity shares of Rs.2/- each fully paid-up held by them in the capital of the Transferor Company;

Or

(ii) 1 (One) 6% Preference Share in the Transferee Company credited as fully paid up for every 1 (One) equity share of Rs.2/- each fully paid-up held by them in the capital of the Transferor Company.

(e) The members of the Transferor Company excepting those holding less than 170 (One Hundred and Seventy) equity shares of Rs.2/- each in the Transferor Company shall accordingly have the

option to take either New Equity Shares or Preference Shares in the Transferee Company as above. Such option shall however not be available in respect of the fractional equity shares, if any, to which such members of the Transferor Company holding not less than 170 (One Hundred and Seventy) equity shares of Rs.2/- each in the Transferor Company may be entitled in terms of the Share Exchange Ratio for New Equity Shares specified in Clause B-12 (d) (i) above. In lieu of the equity shares in the Transferor Company represented by such fractional entitlements, they shall be entitled to receive only corresponding number of Preference Shares for such residual equity shares in accordance with the Share Exchange Ratio specified in Clause B-12 (d) (ii) above. Pursuant to the Scheme becoming effective, the Transferee Company shall accordingly send to the eligible members of the Transferor Company an appropriate intimation and option form requiring them to exercise their option as above no later than 20 days from the date thereof.

(f) The members of the Transferor Company holding less than 170 (One Hundred and Seventy) equity shares of Rs.2/- each in the Transferor Company shall not have such option and shall be entitled only to Preference Shares in the Transferee Company in the Share Exchange Ratio for Preference Shares specified in Clause B-12 (d) (ii) above.

(g) In default of the exercise of option by the members of the Transferor Company holding not less than 170 (One Hundred and Seventy) equity shares of the Transferor Company in the manner and within the time specified in the intimation and option

form, such members shall be issued and allotted Preference Shares *in the ratio specified* in Clause B-12 (d) (ii) above.

(h) The New Equity Shares to be issued by the Transferee Company pursuant to sub clause (d) above shall rank pari passu in all respects with the existing equity shares of the Transferee Company save and except that the New Equity Shares shall be entitled to dividend, if any, with effect from the Appointed Date. The Preference Shares to be issued by the Transferee Company pursuant to sub clause (d) above shall carry a preferential right to payment of dividend at the rate of 6% per annum with effect from the Appointed Date on a cumulative basis and such Preference Shares shall be redeemable on April 1, 2009. Such Preference Shares shall carry other rights applicable to the preference shares of the Transferee Company as specified in clause B.13(b) herein. The New Equity Shares and Preference Shares to be issued by the Transferee Company shall be subject to the Memorandum and Articles of Association of the Transferee Company. Further such New Equity Shares and Preference Shares shall, subject to applicable regulations, be listed and/or admitted to trading on the stock exchange(s) where the equity shares of the Transferee Company are listed and/or admitted to trading.

(i) The shares issued to the members of the Transferor Company pursuant to sub-clause (d) above shall be issued in dematerialized form by the Transferee Company, unless otherwise notified in writing by the shareholders of the Transferor Company to the Transferee Company on or before such date as may be determined by the Board of Directors of the

Transferee Company or a committee thereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the shares in the Transferee Company shall be issued to such members in dematerialized form provided that the members of the Transferor Company shall have an account with a depository participant and provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the dematerialized shares to the account of such member of the Transferor Company. In the event that the Transferee Company has received notice from any member that the shares are to be issued in the certificate form or if any member has not provided the requisite details relating to the account with a depository participant or other confirmations as may be required, then the Transferee Company shall issue the shares in certificate form to such members.

(j) The shares to be issued by the Transferee Company pursuant to sub clause (d) above in respect of such of the equity shares of the Transferor Company which are held in abeyance shall also be kept in abeyance.

(k) In the event of there being any pending share transfer, whether lodged or outstanding, of any shareholder of the Transferor Company, the Board of Directors or any committee thereof of the Transferor Company shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer in the Transferor Company as if such changes in registered holder were operative as on the Record

Date. In order to remove any difficulties arising out of such transfer of shares in the Transferor Company and in relation to the shares issued by the Transferee Company after the effectiveness of this Scheme, the Board of Directors of the Transferor Company shall be empowered to remove such difficulties as may arise in the course of implementation of this Scheme and registration of new members in the Transferee Company on account of difficulties faced in the transaction period.

(l) Unless otherwise determined by the Board of Directors or any committee thereof of the Transferor Company and the Board of Directors or any committee thereof of the Transferee Company, issuance of shares in terms of sub clause (d) above shall be completed within 90 days from the Effective Date.

(m) No shares shall be issued by the Transferee Company in terms of sub clause (d) above in respect of the equity shares held on the Record Date by the Transferee Company and its nominees in the Transferor Company.

B-13. Alteration in the Memorandum & Articles of Association:

(a) As an integral part of the Scheme and upon the coming into effect of this Scheme, the Capital Clause V of the Memorandum of Association of the Transferee Company shall stand amended without any further act, deed, permission and/or compliances, reading as under.

"V. The Authorized Share Capital of the Company is Rs. 150,00,00,000/- (Rupees One Hundred Fifty Crores only) divided into 145,00,00,000 (One

Hundred Forty Five Crores) Equity Shares of Re. 1 (Rupee One) each and 2,50,00,000 (Two Crores Fifty Lakhs) Redeemable Cumulative Preference Shares of Rs. 2 (Rupees Two) each carrying an appropriate rate of dividend as may be determined by the Articles of Association of the Company (free of Company's tax but subject to deduction of tax as required under the provisions of the Income Tax Act, 1961, for the time being in force), subject to be increased or decreased in accordance with the Company's regulations and legislative provisions for the time being in force in this behalf, and with power to divide the Shares in the Capital for the time being into Equity Share Capital and/or Preference Share Capital, with or without voting rights as may be permissible at law, and to attach thereto respectively, any preferential, qualified or special rights, privileges or conditions as may be determined by or in accordance with the provisions of the Companies Act, 1956 and the regulations of the Company, and to vary, modify or abrogate any such rights, privileges or conditions in such manner as may for the time being be provided by the regulations of the Company."

(b) As an integral part of the Scheme and upon the coming into effect of this Scheme, Articles 4(i)(a), 4(i)(b), 4(i)(c), 4(i)(d), 4(ii)(a) and 4(ii)(e) of the Articles of Association of the Transferee Company shall stand amended without any further act, deed, permission and/or compliances, as under.

Existing Articles 4(i)(a), 4(i)(b), 4(i)(c) and 4(i)(d) shall stand substituted by the following Articles:

"4(i)(a) The Authorized Share Capital of the Company is Rs. 150,00,00,000/- (Rupees One

Hundred Fifty Crores only) divided into 145,00,00,000 (One Hundred Forty Five Crores) Equity Shares of Re. 1 (Rupee One) each and 2,50,00,000 (Two Crores Fifty Lakhs) Redeemable Cumulative Preference Shares of Rs. 2 (Rupees Two) each carrying an appropriate rate of dividend as fixed by the Board at the time of issue in accordance with applicable provisions of law if any, or otherwise, (free of Company's tax but subject to deduction of tax as required under the provisions of the Income Tax Act, 1961, for the time being in force), subject to be increased or decreased in accordance with the Company's regulations and legislative provisions for the time being in force in this behalf, and with power to divide the Shares in the Capital for the time being into Equity Share Capital and/or Preference Share Capital, with or without voting rights as may be permissible at law, and to attach thereto respectively, any preferential, qualified or special rights, privileges or conditions as may be determined by or in accordance with the provisions of the Act and the regulations of the Company, and to vary, modify or abrogate any such rights, privileges or conditions in such manner as may for the time being be provided by the regulations.

4(i)(b) Out of the aforesaid 2,50,00,000 (Two Crores Fifty Lakhs) Redeemable Cumulative Preference Shares of Rs.2 (Rupees Two) each, 21,00,000 (Twenty One Lakhs) preference shares (Indal Shares) carrying a rate of dividend of 6% per annum, shall be reserved for allotment to the members of Indian Aluminium Company, Limited (Indal) as shall be required in terms of the Scheme of Amalgamation of Indal with the Company sanctioned by the High Court of Judicature at

Bombay and the High Court at Calcutta on the petitions presented to the said Courts. The same shall be redeemed at par by the Company on 1st April 2009 and for the purpose of such redemption, the provisions of Section 80 of the Act shall apply.

4(i)(c) The Redeemable Cumulative Preference Shares mentioned in sub-clause (a) above (Preference Shares) shall confer upon the holders thereof the rights out of the profits of the Company resolved to be distributed, to a fixed Cumulative Preferential Dividend at the rate determined in accordance with the provisions of Article 4(i)(a) above (free of Company's tax subject to deduction of tax as required under the provisions of the Income Tax Act, 1961, for the time being in force) on the Capital for the time being paid-up thereon and shall carry rights including in a winding-up to repayment of the Capital together with arrears of such fixed dividend accrued upto the commencement of the winding-up (whether earned or declared or not) in priority to the Equity Shares but shall not confer the right to any further participation in either profits or assets.

4(i)(d) The holders of the Preference Shares shall be entitled to dividend proportionately to the amounts paid, or credited as paid on the said Shares, and in the year of allotment, proportionately also to the portion of the period in respect of which the dividend is to be paid, being the portion commencing from the date of allotment and ending at the close of such period. Notwithstanding the foregoing, holders of Indal Shares shall be entitled to dividend with effect from 1st April 2007.

The existing Article 4(ii)(a) shall stand amended so as to read as under:

"4(ii)(a) Subject to the provisions of Section 80 of the Act, the Directors may at any time as may be determined by them, but not later than twenty years from the date of issue and allotment of the Preference Shares (excepting Indal Shares), apply the net profits or the moneys of the Company, which may be lawfully applied for the purpose, including any proceeds of a fresh issue of Shares made for the purpose of redemption, in redemption of the whole or any part of the Preference Shares for the time being issued and outstanding at par, together with a sum equal to the arrears of fixed dividend thereon, (whether earned or declared or not) down to the date of redemption.

In existing Article 4(ii)(e) the word "ten" shall be substituted by the word "twenty". "

PART C – ACCOUNTING TREATMENT

C-1. General accounting treatment:

(a) With effect from the Appointed Date and upon the Scheme becoming effective, the unabsorbed depreciation and losses of the Transferor Company shall be treated as the unabsorbed depreciation and losses of the Transferee Company as on the Appointed Date and the Transferee Company shall be entitled to carry forward the losses and unabsorbed depreciation of the Transferor Company and to revise its tax returns and including any loss, returns, related tax deduction certificates and to claim refund, advance tax credits, etc accordingly.

(b) All assets and Liabilities, including reserves, of the Transferor Company shall be recorded in the books of accounts of the Transferee Company at their existing carrying amounts and in the same form, save and except the items detailed below.

C-2. Treatment of certain individual Items:

(a) The difference between the cost of investments in the books of the Transferee Company representing investments in the Transferor Company together with the amounts recorded as share capital issued over the issued share capital of the Transferor Company shall be dealt in accordance with the generally accepted accounting principles.

(b) In case of any difference in the accounting policy between the Transferor Company and the Transferee Company, the impact of the same till the Appointed Date will be quantified and adjusted in the general reserves of the Transferee Company to ensure that the financial statements of the Transferee Company reflect the financial position on the basis of the consistent accounting policy.

(c) Upon or any time after the issuance of the Preference Shares pursuant to the Scheme, the Transferee Company shall create a capital redemption reserve for redemption of such Preference Shares.

PART D- GENERAL TERMS AND CONDITIONS:

D-1. Conduct of business as and from the Appointed Date till Effective Date:

(a) The Transferor Company shall carry on and be deemed to carry on its business and activities and stand possessed of its properties and assets for and

on account of and in trust for the Transferee Company and all the profits accruing to the Transferor Company or losses arising or incurred by it shall for all purposes be treated as the profits or losses of the Transferee Company as the case may be.

(b) The Transferor Company hereby undertakes to carry on its business until the Effective Date with reasonable diligence and shall not, without the written consent of the Transferee Company, alienate, charge or otherwise deal with the Undertaking or any part thereof except in the ordinary course of its business.

(c) The Transferor Company shall not without the written concurrence of the Transferee Company vary the terms and conditions of the employment of its employees except in the ordinary course of business.

(d) The Transferor Company shall not undertake any new business or any substantial expansion, of its existing business or change the general character or nature of its business except with the written concurrence of the Transferee Company.

D-2. Dividend:

(a) The Transferor Company and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders in respect of the accounting period prior to the Effective Date. Provided that the equity shareholders of the Transferor Company shall not be entitled to dividend, if any, declared and paid by the

Transferee Company to its equity shareholders for the accounting period prior to the Appointed Date.

(b) The holders of the equity shares of the Transferor Company and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including the right to receive dividends.

D-3. Dissolution of the Transferor Company:

Pursuant to the Scheme becoming effective, the Transferor Company shall be dissolved without being wound up, without any further act, deed or instrument.

D-4. Application to relevant High Courts and other authorities:

The Transferor Company and the Transferee Company shall, with all reasonable dispatch, make respective applications under the applicable provisions of the said Act to the Hon'ble High Courts at Calcutta and Bombay for sanctioning and carrying out this Scheme of Amalgamation and for dissolution of the Transferor Company without winding up.

D-5. Modification of Amendment to the Scheme:

(a) The Transferor Company and the Transferee Company may assent from time to time on behalf of all persons concerned to any modifications or amendments or additions to this Scheme or to any conditions or limitations, which either the Board of Directors of the Transferor Company and the Transferee Company deem fit, or which the High Courts of Bombay and Calcutta and or any other authorities under law may deem fit to approve of or impose and which the Transferor Company and the Transferee Company may in their discretion deem fit and resolve all doubts or difficulties that may

arise in carrying out and implementing the Scheme and to do, authorize and execute all acts, instruments, deeds, matters and things necessary, or to review the position relating to the satisfaction of the conditions of this Scheme and if necessary, to waive any of those (to the extent permissible under law) for bringing the Scheme into effect. In the event any of the conditions that may be imposed by the Court or other authorities, which the Transferor Company and the Transferee Company may find unacceptable for any reason, then the Transferor Company and the Transferee Company are at liberty to withdraw the Scheme. The aforesaid powers of the Transferor Company and the Transferee Company may be exercised by their respective Boards of Directors, or a committee or committees of the concerned Board of Directors or any person authorized in that behalf by the concerned Boards of Directors (hereinafter referred to as "Delegates")

(b) For the purpose of giving effect of this Scheme or to any modifications or amendments thereof or additions thereto, the Delegates of the Transferor Company and the Transferee Company may give and are authorized to determine and give all such directions as are necessary including directions for settling or removing any question of doubt or difficulty that may arise and such determination or directions, as the case may be, shall be binding on all the parties, in the same manner as if the same were specifically incorporated in this Scheme.

D-6. Scheme conditional on approval/sanctions:

This Scheme is conditional upon and subject to :

(a) This Scheme being (i) approved by the respective requisites majorities of the various classes of

members and creditors (where applicable) of the Transferor Company and the Transferee Company as required under the Act and (ii) sanctioned by the Hon'ble High Courts .

(b) Such other sanctions and approvals including but not limited to in principle approvals, sanctions by any Governmental Authority (in relation to the transfer of Undertaking, sales tax benefits or entitlements or loans), if any, as may be required by law in respect of this Scheme being obtained; and

(c) the certified copies of the orders of the High Courts referred to in this Scheme being filed with the Registrar of Companies, Maharashtra and the Registrar of Companies, West Bengal.

D-7. The Boards of Directors of the Transferor Company and the Transferee Company shall, upon the conditions being satisfied, or upon waiver of any condition that is capable of being waived, declare the Scheme as having come into effect.

PART E – OTHER TERMS AND CONDITIONS:

E-1. In the event of any of the said sanctions and approvals not being obtained or waived and/or the Scheme not being sanctioned by the High Courts at Calcutta and/or Bombay, the Scheme shall become null and void, and each party shall bear its respective costs, charges and expenses in connection with the Scheme of Amalgamation.

E-2. (a) In the event of this Scheme failing to take effect finally, including without limitation, due to any of the said sanctions and approvals referred to in

KMA

Clause D-6 above not being obtained and/or complied with and /or satisfied and/or waived and/or this Scheme not being sanctioned by the relevant High Courts and/or order or orders not being passed as aforesaid, before 30th June, 2008 or such other date as may be mutually agreed upon by the respective Board of Directors of the Transferor Company and the Transferee Company who are hereby empowered and authorized to agree to and extend the aforesaid period from time to time in exercise of their powers through and by the respective Delegates, this Scheme shall stand revoked/ cancelled and be of no effect and become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or the shareholders or creditors or employees or any other person save and except in respect of any act or deed done prior thereto as is contemplated hereunder or as to any right, liability or obligation which has arisen or accrued pursuant thereto and which shall be governed and be preserved or worked out in accordance with the applicable law.

(b) Further, the Boards of Directors of the Transferor Company and the Transferee Company, including through or by the respective Delegates shall be entitled to revoke, cancel and declare the Scheme to be of no effect if such Boards of Directors are of the view that the coming into effect of the Scheme in terms of the provisions of this Scheme or filing of the drawn up orders with any authority could have adverse implication on the Transferor Company and/or the Transferee Company.

E-3. If any part or provision of this Scheme is found to be unworkable for any reason whatsoever, the same shall

not, subject to the decision of the Transferor Company and the Transferee Company, affect the validity or implementation of the other parts and/or provisions of this Scheme.

The Transferor Company (by its Board of Directors) and the Transferee Company (by its Board of Directors), (either by themselves or through a committee or authorized officers appointed by them in this behalf), may, in their full and absolute discretion, modify, vary or withdraw this Scheme prior to the Effective Date in any manner at any time.

E-4. In the event of non-fulfillment of any or all obligations under this Scheme by any party towards any other party, inter-se or to third parties and non-performance of which will place the other party under any obligation, then such defaulting party will indemnify all costs and interest to such other affected party.

E-5. On the approval of the Scheme by the members of the Transferor Company and the members of the Transferee Company pursuant to Section 391 of the Act, it shall be deemed that the said members have also accorded all relevant consents under Section 31 and any other provisions of the Act to the extent the same may be considered applicable.

E-6. All costs, charges, levies and expenses in relation to or in connection with or incidental to this Scheme or the implementation thereof shall be borne and paid for by the Transferee Company.

IN THE HIGH COURT OF JUDICATURE
AT BOMBAY

ORDINARY ORIGINAL CIVIL JURISDICTION

COMPANY APPLICATION NO. 1061 OF 2007

In the matter of the Companies Act, 1956;

And

In the matter of Sections 391 to 394 of the Companies Act, 1956;

Hindalco Industries Limited ...Applicant Company

CHAIRMANS REPORT

Dated this 16th day of November, 2007

M/S. MANILAL KHER AMBALAL & CO.
Advocates for the Applicant Company

IN THE HIGH COURT OF JUDICATURE
AT BOMBAY

ORDINARY ORIGINAL CIVIL JURISDICTION

COMPANY APPLICATION NO. 1061 OF 2007

In the matter of the Companies Act, 1956;

And

In the matter of Sections 391 to 394 of the Companies Act, 1956;

Hindalco Industries Limited ...Applicant Company

Affidavit of in support of the Chairman's Report

Dated this day of November, 2007.

M/S. MANILAL KHER AMBALAL & CO.
Advocates for the Applicant Company

END